UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Guinness Exploration, Inc.
(Name of Issuer)

Common Shares with a par value of $0.001
(Title of Class of Securities)

40204A107
(CUSIP Number)

Guinness Exploration, Inc. PO Box 1910 Level 7 Anzac House 181 Willis Street Wellington, New Zealand 6140 Tel: (503) 252-9157
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	40204A107

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Eagle Trail Properties Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Eagle Trail Properties Inc. was incorporated in Saskatchewan, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
45,000,000 common shares
	8	SHARED VOTING POWER
15,000,000
	9	SOLE DISPOSITIVE POWER
45,000,000 common shares
	10	SHARED DISPOSITIVE POWER
15,000,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,000,000 common shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.66% based on 133,700,000 common shares issued and outstanding as of April 21, 2010
14		TYPE OF REPORTING PERSON (See Instructions)
CO

Item 1.     Security and Issuer

This Statement relates to common shares with a par value of $0.001 of Guinness Exploration, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at PO Box 1910 – Level 7 Anzac House, 181 Willis Street, Wellington, New Zealand.

Item 2.     Identity and Background

(a)	Eagle Trail Properties Inc.

(b)	1140 Rose Street, Regina, Saskatchewan S4R 1Z6.

(c)	Eagle Trail Properties Inc. is incorporated under the laws of Saskatchewan.

(d)	Curtis Sim, the principal of Eagle Trail Properties Inc. has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
Eagle Trail Properties Inc. has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Eagle Trail Properties Inc. is a company incorporated under the laws of the Province of Saskatchewan.

Item 3.     Source and Amount of Funds or Other Considerations

On December 29, 2009, the Issuer issued 60,000,000 shares to Eagle Trail Properties Inc. in partial consideration of the sale of a 65% interest pursuant to a mineral claim purchase and sale agreement dated November 19, 2009.  Of the 60,000,000 shares held by Eagle Trail Properties Inc., 15,000,000 or 25% are held in trust by Mark Donaldson in regards to certain debt owed to Mark Donaldson.

Item 4.     Purpose of Transaction

The purpose of the transaction described above was for investment purposes.

Depending on market conditions and other factors, Eagle Trail Properties Inc. may acquire additional shares of the Issuer’s common stock as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Eagle Trail Properties also reserves the right to dispose of some or all of the Shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, Eagle Trail Properties Inc. does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s Certificate of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer

(a)
As of April 21, 2010, the aggregate number and percentage of common shares of the Issuer beneficially owned by Eagle Trail Properties Inc. was 45,000,000 common shares, or approximately 33.66% of the Issuer.

(b)	Curtis Sim has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 45,000,000 shares of common stock of the Issuer.

(c)	Other than as described in Item 3 above, Eagle Trail Properties Inc. has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

(d)	N/A

(e)	N/A

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.     Material to Be Filed as Exhibits

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 22, 2010
Dated

/s/ Curtis Sim
Signature

Curtis Sim, President
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).